SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                 -----------------------------------------


                              Spyglass, Inc.
                             (Name of Issuer)
                 -----------------------------------------

                  Common Stock (par value $.01 per share)
                     (Title of Class of Securities)

                 -----------------------------------------

                                852192103
                              (CUSIP Number)


                              March 9, 2000
                 -----------------------------------------

         (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ] Rule 13d-1(b)
     [ X ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON:  Motorola, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [    ]
         (b) [    ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OR ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:  933,334 (See response to Item 4(a))

6.     SHARED VOTING POWER:  0

7.     SOLE DISPOSITIVE POWER:  933,334(See response to Item 4(a))

8.     SHARED DISPOSITIVE POWER:  0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         933,334(See response to Item 4(a))

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES:  [    ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         5.4% (See response to Item 4(b))

12.    TYPE OF REPORTING PERSON:  CO


Item 1.

(a)     Name of Issuer:  Spyglass, Inc.

(b)     Address of Issuer's Principal Executive Offices:
          1240 East Diehl Road, Fourth Floor
          Naperville, Illinois 60563

Item 2.

(a)     Name of person filing:  Motorola, Inc. 1/
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1/      General Instrument Corporation ("General Instrument") is the
registered holder of 700,000 shares of Common Stock and a currently exercisable warrant to purchase an additional 233,334 shares of Common Stock. General Instrument also holds warrants to purchase an additional 466,666 shares of Common Stock, which are not currently exercisable.

On January 5, 2000, pursuant to an agreement and plan of merger (the "Agreement and Plan of Merger"), dated September 14, 1999, General Instrument merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased and General Instrument continued as the surviving corporation as a wholly-owned subsidiary of Motorola. In connection with the Merger, each outstanding share of General Instrument common stock was exchanged for 0.575 shares of Motorola common stock, with cash in lieu of any fractional Motorola shares that former General Instrument stockholders would have otherwise received.
As a result of the Merger, General Instrument became a wholly-owned subsidiary of Motorola and, therefore, Motorola became the sole beneficial owner of the 933,334 shares of Common Stock (including the 233,334 shares of Common Stock underlying the warrant) held by General Instrument, with the sole voting and investment power with respect to such shares. Consequently, Motorola has assumed the reporting obligations with respect to such shares, and no statements on Schedule 13G or amendments will be filed by General Instrument with respect to such shares.
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(b)     Address of principal business office, or, if none, residence:
          1303 East Algonquin Road
          Schaumburg, IL 60196

(c)     Citizenship:  Delaware Corporation

(d) Title of class of securities: Common Shares (par value $.01 per share)

(e)     CUSIP number:  852192103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

(a)    Amount of beneficially owned:  933,334 2/
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2/     This beneficial ownership includes 700,000 shares of Common Stock and 233,334 shares of Common Stock represented by the currently exercisable warrant.
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(b)     Percent of class:  5.4% 3/
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3/     Based on the number of Common Shares outstanding as of February 8,
2000 (as reported in Spyglass, Inc.'s Form 10-Q filed with the SEC on February 11, 2000), Motorola's percentage ownership (including the 233,334 shares of Common Stock underlying the warrant) is 5.4% as of the date of this filing.
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(c)     Number of shares as to which the person has:

     (i)    sole power to vote or to direct the vote: 933,334

     (ii)   shared power to vote or to direct the vote: 0

     (iii)  sole power to dispose or to direct the disposition of: 933,334

     (iv)   shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of five percent or less of a class:  Not Applicable

Item 6.     Ownership of more than five percent on behalf of another person:
Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Not Applicable

Item 8.     Identification and classification of members of the group:  Not
Applicable

Item 9.     Notices of dissolution of group:  Not Applicable

Item 10.    Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 20, 2000          MOTOROLA, INC.


                                By:    /s/  Carl F. Koenemann
                                Name:  Carl F. Koenemann
                                Title: Executive Vice President and
                                       Chief Financial Officer